Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2015

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance of Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) and should be read in conjunction with the MD&A for the year ended December 31, 2014, the unaudited condensed consolidated interim financial statements and the related notes for the three months ended March 31, 2015 and the audited consolidated financial statements for the year ended December 31, 2014. The following MD&A is prepared as of May 13, 2015 and has been approved by the Audit Committee on behalf of the Board of Directors on that date.

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 – Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2014, which were prepared in accordance with IFRS as issued by the IASB. Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml, and on the Company’s website at www.mountainprovince.com

COMPANY HIGHLIGHTS

On April 7, 2015, the Company announced the closing of the previously announced US$370 million term loan facility with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd., and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The maximum term of the facility is seven years and the interest rate is US$ LIBOR plus 5.5 percent.

On March 31, 2015, the Company announced announced the successful completion of the previously announced C$95M rights offering (the “Offering”), which expired at 5 p.m. on March 30, 2015. A total of 135,204,550 rights were exercised for 23,761,783 common shares.

Under the terms of the Offering, every 5.69 Rights entitled the holder to purchase one Common Share at a price of $4.00. The subscription price of $4.00 was equal to a discount of approximately 16.1% from the volume weighted average trading price of the common shares on the TSX for the 5 day period ending on February 17, 2015.

Mr. Dermot Desmond, fully exercised his rights under the Offering and will be receiving, his previously agreed stand by fee of 3%. Mr. Desmond has requested his payment to be received in common shares of the Company at a price of $4.00 per common share, which is subject to shareholder approval at the Annual Special Meeting planned for June 16, 2015.

On February 18, 2015, the Company announced the diamond recovery results from the 2014 Tuzo Deep drill program. The 2014 Tuzo Deep drill program successfully confirmed the continuity of the Tuzo kimberlite to a depth of more than 740 meters below surface.

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Financial position

As at March 31, 2015, Mountain Province had cash and short-term investments of $110,978,090 and a working capital balance of $62,535,185. See Financial Position and Liquidity below.

Overview

Mountain Province was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’.

Mountain Province is a Canadian resource company and through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc. holds a 49% interest in the Gahcho Kué Project, located in the Northwest Territories of Canada. De Beers holds the remaining 51% interest. The Arrangement between the Company and De Beers is governed by the 2009 Agreement. The Company’s only asset is its 49% interest in the Project.

Drilling, bulk sampling, environmental and engineering studies have been completed. A definitive feasibility study demonstrated an economically viable project. Major construction and operating permits have been issued and full-scale construction is underway. At this time there are no revenues from the Project.

OUTLOOK

The development of the Project remains the Company’s key focus. The Project feasibility study (“GK Feasibility Study”, “Feasibility Study”) of December 3, 2010 was updated and a NI 43-101 compliant technical report was posted on SEDAR and EDGAR in May 2014.

On July 28, 2014, the Company announced the appointment of three leading international banks to arrange and underwrite a senior secured term loan facility of up to US$370 million. On February 3, 2015, the Company announced that for reasons unrelated to the specifics of the transaction or the Gahcho Kué diamond mine Deutsche Bank A.G. had been replaced as a mandated lead arranger by the Bank of Nova Scotia (“Scotiabank”). Natixis S.A. and Nedbank Limited remain joint mandated lead arrangers with Scotiabank. As mentioned above, the Company on April 7, 2015 announced the closing of the previously announced US$370 million term loan facility with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd., and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. See Financial Position and Liquidity.

In addition to the US$370 million term loan facility, the Company completed its previously announced $95 million rights offering on March 31, 2015 in order to fund a US$75 million cost overrun facility which was a condition precedent to drawdown.

The proceeds of the equity financing and debt facility will be used to fund the Company’s share of the construction cost of the Gahcho Kué diamond mine, associated fees, general and administrative costs, interest cost and repayment of $10 million of sunk costs owing to De Beers, which is payable on achievement of commercial production, expected in January 2017.

As at March 31, 2015, the Company incurred financing costs of $6,260,278 (December 31, 2014 - $2,570,914). This consists of legal, advisory fees and other financing expenses in relation to the loan facility.

JOINT VENTURE AGREEMENT

The Gahcho Kué Project is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the Project as a joint operation in accordance with IFRS 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Project.

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On July 3, 2009, the Company entered into an amended and restated Joint Arrangement Agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company’s share of the agreed historic sunk costs. At March 31, 2015 the following amounts are still owing:
•	$10 million following the commencement of commercial production (commencement of commercial production means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant Mine has achieved and maintained 70% of rated Production specified in the relevant Feasibility Study); and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25 million within 18 months following commencement of commercial production, which is expected to take place by January 2017. At March 31, 2015, accumulated interest of approximately $17.1 million is owing. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

2435386 Ontario Inc. has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the remaining repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers and the Company accounts for the Project as a joint operation.

The underlying value and recoverability of the amounts shown for the Company’s Mineral Properties is dependent upon the ability of the Project to complete the construction of the mine, and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUÉ PROJECT

The Project is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometers of each other.

Independent Feasibility Study

On April 2, 2014, the Company announced the results of the updated “2014 Feasibility Study NI 43-101 Technical Report” on the Gahcho Kué diamond project dated March 31, 2014. JDS and Hatch Ltd. compiled and prepared the feasibility study NI 43-101 technical report for Mountain Province.

The following are the financial and project highlights from the 2014 Feasibility Study Revision and Update for both Participants share of the Project.

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•	IRR excluding sunk costs	32.6%*
•	NPV @ 10%	$1.005B
•	Capital to completion (2013$ unescalated)	$858.5M**
•	Working capital	$80.1M
•	Ramp up operating costs through Jan 2017	$82.0M
•	Sustaining capital LOM (including closure cost)	$92.7M
•	Operating costs (per tonne processed, incl. sorting)	$72.51
•	Mine operational life	12 years
•	Average annual production	3 million tonnes
•	Total diamond production	53.4 million carats
•	Average annual diamond production	4.45 million carats
•	Diamond revenue	US$149.66 per carat***

*After taxes/royalties and unleveraged

**Including $75.6M contingency

***Diamond revenue for the Feasibility Study is derived from the modeled diamond price estimate provided by WWW International Diamond Consultants (February 2014 price book) exclusive of any marketing fees post government valuation. Price forecasting is inclusive of a real 1.5% escalation over LOM. Average modeled diamond price in 2014 is US$118.38

The average annual production for the first three years of full production (2017 – 2019) is estimated at 5.6 million carats. The ramp up costs of $82.0M noted above does not take into consideration the revenue expected from the estimated production of approximately one million attributable carats during the production ramp-up period between September 2016 through January 2017.

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 1 below.

Table 1

Gahcho Kué Mineral Reserve Estimate

(JDS, March 2014 FS)

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.4	1.74		23.2
Hearne	Probable	5.6	2.07		11.7
Tuzo	Probable	16.4	1.25		20.6
Total	Probable	35.4	1.57	*	55.5

* Fully diluted mining grade

Independent Diamond Valuation

WWW International Diamond Consultants Ltd. (“WWW”) provided an updated independent valuation of the diamonds recovered from the Project. All diamond values presented below are based on the WWW Price Book as at August 8, 2014.

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Table 2 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project.

Table 2

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	204	400,264
	West Lobe	1,132.14	108	122,607
Hearne		2,905.76	92	266,423
Tuzo		2,321.85	311	722,687
Total		8,317.29	$182	$1,511,981

Note: Total Dollars are the result of rounding.

In their report WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $23,000 per carat giving a total value of $227,700”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué.

Table 3 below presents models of the August 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 3

Pipe	High Model	Base Model	Low Model
5034 Centre	177	139	119
5034 West	181	138	123
5034 North/East	204	149	126
Hearne	144	112	102
Tuzo	141	105	99
Average	$163	$123	$113

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$123, which represents an approximate 40 percent increase over the WWW April 2010 average modeled price, which was the base case used in the 2010 feasibility Study. The WWW models use size distribution models (carats per size class) developed by De Beers.

Permitting

On July 22, 2013, De Beers and the Company announced that the Mackenzie Valley Environmental Impact Review Board had concluded the Gahcho Kué Environmental Impact Review and recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs.

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On October 22, 2013 the Minister of Aboriginal Affairs and Northern Development Canada, the Hon. Bernard Valcourt, approved the development of the Gahcho Kué diamond mine as recommended by the Mackenzie Valley Environmental Impact Review Board and on December 2, 2014, the Mackenzie Valley Land and Water Board has approved a pioneer Land Use Permit for the Gahcho Kué diamond mine, which allowed land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board (“MVLWB”) has issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources (“ENR”) of the Government of the Northwest Territories (“GNWT”).

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project has received approval of the Type A Water License by the ENR of the GNWT.

Gahcho Kué Development

The first blast in the quarry at Gahcho Kué occurred on December 13, 2013 and production of aggregate material for infrastructure foundations, roads and the landing strip commenced. Approximately 800 truckloads, which included various machinery, equipment, fuel tanks, the main camp and other supplies were delivered to Gahcho Kué on the 2014 ice road. On the 2015 ice road approximately 2,193 truckloads were delivered, which included the diamond plant, mining equipment, explosives and fuel. As at May 13, 2015 the overall project development is progressing according to plan. Construction of the Gahcho Kué mine is expected to be completed by early 2016, following which commissioning of the diamond plant will commence. Production is expected to commence during the second half of 2016.

Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Operator, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 4 below) was prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009. The 2009 resource estimate for Tuzo Deep is included for reference purposes.

Table 4

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2009	Inferred	1.5	3.5	6.2	175
Tuzo Deep	2013	Indicated	1.5	3.6	6.0	167
Tuzo Deep	2013	Inferred	3.7	8.9	14.4	161

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm

2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft

Table 4 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report.

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Table 5 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 5

	Resource	Volume	Tonnes	Carats	Grade
Pipe	Classification	(Mm3)	(Mt)	(Mct)	(cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	6.6	15.8	20.8	132
	Inferred	3.7	8.9	14.4	161
Summary	Indicated	14.0	33.8	56.6	167
	Inferred	4.7	11.3	18.5	164

The updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. A follow-up deep drilling program commenced in February 2014 to test the Tuzo kimberlite to a depth of at least 750 meters. On June 30, 2014, the Company announced the results of the 2014 Tuzo Deep drill program, which confirmed the continuation of kimberlite to a depth of more than 740 meters below surface. On March 4, 2015, the Company announced the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 6 below summarizes the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 6 – Tuzo Deep Caustic Fusion Diamond Recovery Results

	Number and Weight of Diamonds According to Sieve Size Fraction (mm)
	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	+3.350 -4.750	+4.750	Totals
Number of Diamonds	946	592	410	267	122	95	48	26	7	1	0	0	2,514
Weight (carats)	0.02	0.03	0.07	0.13	0.17	0.36	0.53	0.87	0.63	0.43	0.00	0.00	3.24

*Total sample weight 0.434 tonnes

*Total weight of recovered diamonds greater than 0.85mm: 2.46 carats

*Sample grade of diamonds greater than 0.85mm: 5.67 carats per tonne

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

Gahcho Kué Capital Program

As mentioned above, an update of the 2010 feasibility study was completed on March 31, 2014, which incorporates agreed revisions and clarifications, design refinements and cost adjustments to reflect changes since completion of the 2010 feasibility study. The expected capital cost from January 2014 to complete the development and commissioning of the mine is $858.5 million (unescalated in 2013 dollars), as discussed above under ‘Independent Feasibility Study’.

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The capital budget for 2015 is approximately $442.72 million of which the Company is responsible for approximately $216.9 million excluding a management fee payable to the Operator. The 2014 capital program was focussed on completing detailed engineering design, final permitting, site preparation, construction and procurement for the 2015 winter road. The capital budget for 2015 is focussed on the construction of the mine.

Results of operations

The Company’s only project is its 49% interest in the Gahcho Kué Project held through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc. De Beers holds the remaining 51% interest. At May 13, 2015, the Company and De Beers are in the process of constructing the Gahcho Kué diamond mine, which is expected to be completed in early 2016. The total construction of the mine is budgeted to cost $1,019 million and at May 13, 2015 the project remains on time and on budget.

At March 31, 2015, the Participants had spent approximately $468 million and committed approximately $285 million. In order to fund its share of the remaining construction costs of the Gahcho Kué diamond mine, the Company has raised equity and arranged a term loan facility. In addition, the Company completed a $95 million rights offering to fund a cost overrun facility that required US$75 million as a condition precedent to first drawdown. On April 8, 2015 the Company deposited $93,345,000 into a restricted cost overrun account in 2435572 Ontario Inc., which was the equivalent amount of US$75 million on the day.

FINANCIAL REVIEW

Three Months ended March 31, 2015 compared to the Three Months ended March 31, 2014

For the three months ended March 31, 2015, the Company recorded a net loss of $570,757 or $0.00 per share, compared to $1,225,856 net loss or $0.01 per share for the three months ended March 31, 2014. For the three months ended March 31, 2014 stock options resulting in stock base compensation of $291,160 were incurred, compared to $4,211 for the same period in 2015. Also during 2014 exploration and evaluation expenses of $247,873 were incurred, compared to $4,789 during 2015.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data

	Three months ended
	March 31	December 31	September 30	June 30
	2015	2014	2014	2014
	$	$	$	$
Earnings and Cash Flow
Interest income	133,936	260,229	97,195	41,746
Operating expenses	(684,043)	(658,851)	(1,011,609)	(1,734,587)
Net loss for the period	(570,757)	(458,431)	(965,881)	(1,743,911)
Basic and diluted loss per share	(0.00)	(0.00)	(0.01)	(0.02)
Cash flow from operations	(695,435)	(4,387,710)	(1,061,639)	5,048,459
Cash flow from investing activities	12,127,757	(100,645,017)	(14,145,955)	(54,118,175)
Cash flow from financing activities	92,076,884	94,767,451	(50,172)	50,266,368
Balance Sheet
Total assets	409,428,267	300,994,512	200,818,322	185,200,584

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	Three months ended
	March 31	December 31	September 30	June 30
	2014	2013	2013	2013
	$	$	$	$
Earnings and Cash Flow
Interest income	59,489	60,810	69,974	99,300
Operating expenses	(1,231,792)	(6,894,257)	(8,666,472)	(6,418,760)
Net income (loss) for the period	(1,225,856)	(6,839,466)	(8,602,452)	(6,325,415)
Basic and diluted earnings (loss) per share	(0.01)	(0.07)	(0.09)	(0.07)
Cash flow from operations	(8,457,794)	(17,625,994)	(5,448,390)	(7,447,742)
Cash flow from investing activities	4,184,666	(6,186,388)	5,555,729	11,537,319
Cash flow from financing activities	21,034,953	29,366,941	-	-
Balance Sheet
Total assets	153,622,916	110,367,203	81,072,132	86,194,722

COSTS AND EXPENSES

The costs and expenses for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 are comparable except for the following:

Consulting fees

Consulting fees for the three months ended March 31, 2015 were $197,468 compared to $514,416 for the same period in 2014. Included in these amounts for the quarter ended March 31, 2015 and March 31, 2014 respectively were $4,211 and $291,160 relating to stock based compensation.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended March 31, 2015 were $4,789 compared to $247,873 for the same period in 2014.

Office and administration

Office and administration expenses for the three months ended March 31, 2015 were $104,615 compared to $70,622 for the same period in 2014. Directors and Officers insurance was increased in May 2014, which is now only being reflected in the three months ended March 31, 2015.

Professional fees

Professional fees for the three months ended March 31, 2015 were $143,908 compared to $116,115 for the same period in 2014. The increase from 2015 compared to 2014 relates to various legal and audit related matters.

Transfer agent and regulatory fees

Transfer agent and regulatory fees for the three months ended March 31, 2015 were $117,400 compared to $81,842 for the same period in 2014. At the end of 2014, the Company listed on the NASDAQ which resulted in an increase in listing fees.

Interest income

Interest income for the three months ended March 31, 2015 was $133,936 compared to $59,489 for the same period in 2014. The increase in 2015 is as a result of additional amounts invested in short-term investments from funds raised in 2014.

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INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $62,535,185 at March 31, 2015 ($46,796,338 as at December 31, 2014), including cash and short-term investments of $110,978,090 ($81,041,749 at December 31, 2014). The short-term investments reflected in the March 31, 2015 and December 31, 2014 figures were guaranteed investment certificates held with a major Canadian financial institution with nominal counter party credit risk associated with the bank.

The Company is in the process of developing the Gahcho Kué Project in conjunction with De Beers Canada Inc. The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent upon the successful development and commissioning, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the Gahcho Kué Project may lead to dilution of the interest in the Gahcho Kué Project and may require the Company to write off costs capitalized to date.

Subsequent to the quarter ended March 31, 2015, the Company secured a term loan facility of US$370 million. The maximum term of the term loan facility is seven years and the interest rate is US dollar LIBOR plus 5.5 percent. The term loan facility has a drawdown schedule commencing on April 7, 2015 to March 31, 2017 to correspond with the projected construction period. The Company has also arranged a US$75 million cost overrun facility funded by the proceeds of the Rights Offering.  On April 8, 2015 the Company deposited $93,345,000 into a restricted cost overrun account in 2435572 Ontario Inc., which was the equivalent amount of US$75 million on the day.

The Company has also executed, as required by the term loan facility, US dollar interest rate swaps and foreign currency forward strip contracts to manage interest rate risk and foreign exchange risk associated with the US dollar variable rate term loan facility.  The Company has entered into a US dollar floating-to-fixed Interest Rate Swaps (‘IRS’) at notional amounts which are designed to equal the outstanding principal balance based on the drawdown schedule up to a maximum of US$277 million. The IRS is designed to fix the interest rate on 75% of the outstanding principal of the balance of the loans as required by the term loan facility.  The IRS is effective from April 9, 2015 and terminates on March 31, 2020 (5 years).  The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.  The Company has executed foreign currency forward strip contracts to buy Canadian dollars and sell US dollars from April 9, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1. The foreign currency forward strip contracts were designed to cover 75% of the Company’s capital expenditures for the project from April 9, 2015 to February 1, 2017.  The interest rate swaps and forward strip contracts are secured on an equal basis with the term loan facility and documented in the form of International Swaps Derivatives Association Master agreements.

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Drawdowns under the term loan facility are subject to customary terms and conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. A cost to complete shortfall will exist when available resources (remaining amount of term loan facility), are less than the projected project costs, in this case a cost overrun has occurred. If the Lenders are satisfied that the cost overrun can be funded with amounts in the Cost Overrun Reserve Account then no event of default will occur, and the lenders will approve drawdown. If the available resources plus the Cost Overrun Reserve Account are insufficient, additional funding will be required.

As at May 13, 2015, the Company has drawn US$86 million against the US$370 million term loan facility.

sUBSEQUENT EVENT

Subsequent to the quarter-end, as detailed in the table below, stock options were granted by the Board of Directors. The fair value of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $1,399,740. The expected volatility is calculated by reference to the weekly closing price of the Company’s publicly traded shares for a period that reflects the expected life of the options.

Date of grant	April 14, 2015
Number of options granted	885,000
Fair Value per option	$1.5816
Fair Value total for grant	$1,399,740
Term of option	5 years
Vesting	immediate
Assumptions:
Exercise price	$4.66
Expected volatility	37.76%
Expected option life (years)	5
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	0.73%

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a) Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at March 31, 2015, no indicator of an impairment in the carrying value of its mineral properties had occurred.

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ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a) Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b) Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

c) Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d) Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS

At the date of authorization of these interim financial statements, certain new standards, amendments and interpretations to existing standards that have been published but are not yet effective, and have not been adopted early by the Company are as follows:

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16 Property, plant and equipment (“IAS 16”) and IAS 38 Intangible assets (“IAS 38”). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. The amendments to IAS 16 and IAS 38 are effective for annual periods beginning on or after January 1, 2016. The extent of the impact of adoption of the amendments to IAS 16 and IAS 38 has not yet been determined.

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RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin (International) Investments Ltd. (“Bottin”), key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

The balances as at March 31, 2015 and December 31, 2014 were as follows:

	March 31,	December 31,
	2015	2014
Payable to the operator of the Gahcho Kué Project	$1,539,400	$1,345,183
Payable to key management personnel	27,255	398,895

The transactions for the three months ended March 31, 2015 and 2014 were as follows:

	March 31,	March 31,
	2015	2014
The total of the transactions:
Bottin - Fee under Stand-by Agreement	$2,850,000	$-
Kennady Diamonds	22,500	22,500
Remuneration to key management personnel	243,206	576,581
Management fee charged by the operator of the Gahcho Kué Project	4,274,454	1,988,231

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2015 and for the year ended December 31, 2014 were as follows:

	March 31	March 31,
	2015	2014
Consulting fees, director fees, bonus and other short-term benefits	$238,995	$285,421
Share-based payments	4,211	291,160
	$243,206	$576,581

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

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CONTRACTUAL OBLIGATIONS

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

For the three months ended March 31, 2015, the Company’s proportional interest (49%) of purchase commitments relevant to project expenditure by the operator of the Gahcho Kué Project to date is $139,600,240.

	2015	2016	Total
Gahcho Kué Project commitments	$103,067,530	$36,532,710	$139,600,240

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2015	2016	2017	Total
Future minimum lease payments	$106,692	$142,256	$11,855	$260,803

Other Management Discussion and Analysis Requirements

RISKS

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of feasibility studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of its joint venture partner to obtain adequate financing on a timely basis and particularly given recent volatility in the global financial markets;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to construction and/or operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	geological and technical conditions at the Company’s Gahcho Kué Project being adequate to permit development;
▪	the ability to develop and operate the Company’s Gahcho Kué Project on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

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As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the NASDAQ under the symbol MDM.

At May 13, 2015, there were 158,966,333 shares issued and 2,285,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2014 under the supervision of the Company’s management. Based on results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2014 in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since December 31, 2014 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s Internal Control Over Financial Reporting. Management has conducted an evaluation of internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as at December 31, 2014. There have not been any changes in the Company’s Internal Control Over Financial Reporting or in other factors that occurred during the quarter ended March 31, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s Internal Control Over Financial Reporting.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

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Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

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Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans

President & CEO

May 13, 2015

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